Exhibit 99.1

Interim Consolidated Financial Statements
(Expressed in thousands of United States dollars)

MINEFINDERS CORPORATION LTD.

Three months ended March 31, 2010 and 2009

MINEFINDERS CORPORATION LTD.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

	March 31, 2010	December 31, 2009
	(unaudited)

Assets

Current assets:
Cash and cash equivalents	$26,839	$30,406
Accounts receivable (note 4)	6,873	4,219
Inventory (note 5)	24,864	25,765
Prepaid expenses	2,065	1,950
	60,641	62,340

Mineral property, plant and equipment (note 6)	223,387	217,874

	$284,028	$280,214

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$9,746	$9,378

Long-term debt (note 7)	73,101	71,405

Asset retirement obligation (note 8)	3,823	3,445

Future income tax liability	1,588	-

Shareholders’ equity:
Capital stock (note 9)	272,762	272,633
Equity portion of convertible notes (note 7)	27,366	27,366
Contributed surplus	20,446	20,488
Deficit	(129,873)	(129,570)
Accumulated other comprehensive income	5,069	5,069
	195,770	195,986

Nature of operations (note 1)
Commitments (note 10)
	$284,028	$280,214

See accompanying notes to interim consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

Three months ended March 31,

	2010	2009

Revenue	$26,449	$-

Expenses:
Operating expenses	14,432	-
Royalties	791	-
Amortization and depletion	3,706	45
Accretion of asset retirement obligation	66	37
Exploration	1,483	569
Corporate administration	1,993	2,308
	22,471	2,959

Income (loss) from operations	3,978	(2,959)

Other income (expense):
Interest income	44	163
Interest expense and finance fees	(1,041)	(1,569)
Accretion of convertible note discount	(1,696)	(1,479)
Foreign exchange	51	(307)
	(2,642)	(3,192)

Income (loss) before income taxes	1,336	(6,151)

Current income tax expense	(51)	-
Future income tax expense	(1,588)	-

Net income (loss) and comprehensive income (loss) for the period	$(303)	$(6,151)

Income (loss) per share – basic and diluted	$(0.00)	$(0.10)

Weighted average shares outstanding – basic and diluted	65,779,921	59,007,862

See accompanying notes to interim consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Interim Consolidated Statements of Shareholders’ Equity
(Unaudited)
(Expressed in thousands of United States dollars)

	Shares	Capital stock	Equity portion of convertible notes	Contributed surplus	Deficit	Accumulated other comprehensive income	Total

Balance, December 31, 2008	59,006,956	$210,569	$27,366	$18,053	$(125,251)	$5,069	$135,806
Exercise of stock options	215,576	2,049	-	(952)	-	-	1,097
Exercise of warrants	500	2	-	-	-	-	2
Stock-based compensation	-	-	-	3,387	-	-	3,387
Issue of common shares for cash, net of share issue costs	6,550,000	60,013	-	-	-	-	60,013
Net loss	-	-	-	-	(4,319)	-	(4,319)

Balance, December 31, 2009	65,773,032	272,633	27,366	20,488	(129,570)	5,069	195,986
Exercise of stock options	10,000	129	-	(42)	-	-	87
Net income	-	-	-	-	(303)	-	(303)

Balance, March 31, 2010	65,783,032	$272,762	$27,366	$20,446	$(129,873)	$5,069	$195,770

See accompanying notes to interim consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of United States dollars)

Three months ended March 31,

	2010	2009

Cash provided by (used in):

Operations:
Net income (loss) for the period	$(303)	$(6,151)
Items not involving cash:
Amortization and depletion	3,706	45
Accretion of asset retirement obligation	66	37
Accretion of convertible notes discount	1,696	1,479
Future income tax expense	1,588
Unrealized foreign exchange loss (gain)	(151)	90
Other	4	-
Change in non-cash working capital balances:
Accounts receivable	(2,654)	1,636
Inventory	657	(6,293)
Prepaid expenses	(115)	33
Accounts payable and accrued liabilities	486	208
	4,980	(8,916)

Investments:
Mineral property, plant and equipment	(8,785)	6,375

Financing:
Exercise of stock options	87	-
Payment of share issue costs	-	(36)
Drawdown of revolving credit facility	-	4,500
Repayment of revolving credit facility	-	(6,500)
	87	(2,036)

Effect of exchange rates on cash and cash equivalents	151	(252)

Decrease in cash and cash equivalents	(3,567)	(4,829)

Cash and cash equivalents, beginning of period	30,406	26,018

Cash and cash equivalents, end of period	$26,839	$21,189

Supplementary information:
Interest paid	$-	$780
Non-cash investing and financing activities:
Increase in asset retirement obligations included in mineral property, plant and equipment	312	111

See accompanying notes to interim consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2010 and 2009

1.	Nature of operations:

The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the production and sale of gold and silver and the exploration, development, and acquisition of mineral deposits. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The commenced commercial production of gold and silver at its100% owned Dolores gold and silver project in Mexico on May 1, 2009. In these financial statements, development costs, net of incidental revenues, incurred in the construction and commissioning of the Dolores Mine prior to the commencement of commercial production, have been capitalized to mineral property, plant and equipment.

The Company expects that revenues from production will finance the operation of the Company. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its property interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	Basis of presentation:

The unaudited interim consolidated financial statements are stated in thousands of United States Dollars (US dollars) and have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with preparation of the December 31, 2009 audited annual consolidated financial statements. The accounting principles in these unaudited interim consolidated financial statements conform, in all material respects, with those generally accepted in the United States (US GAAP) except as disclosed in note 11.

These unaudited interim consolidated financial statements may not include all information and note disclosures required by Canadian GAAP for annual financial statements, and should be read in conjunction with the December 31, 2009 audited annual consolidated financial statements. Certain comparative figures have been reclassified to conform to current presentation.

3.	Changes in accounting policies:

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS no later than in the first quarter of 2011, with restatement of comparative information presented. The Company has identified mineral property, plant and equipment, future income taxes, asset retirement obligation, and financial instruments as areas where the adoption of IFRS may have a material effect on the Company’s financial reporting.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2010 and 2009

4.	Accounts receivable:

Of the $6,873 in receivables (December 31, 2009 - $4,219), $6,201 (December 31, 2009 - $3,718) is value added tax (VAT) paid in Mexico on goods and services for the Dolores Mine. The VAT receivable is refundable from the Mexican tax authorities.

5.	Inventory:

	March 31, 2010	December 31, 2009

Supplies	$5,005	$5,812
Ore stockpiles	1,082	1,325
Work in process	18,718	18,488
Finished goods	59	140

	$24,864	$25,765

The operating expenses balance on the statement of operations is comprised of the following:

	Three months ended March 31,
	2010	2009

Mining costs	$6,109	$-
Processing costs	5,307	-
General and administrative costs	3,167	-
Change in inventory	(151)	-

	$14,432	$-

Amortization and depletion allocated to inventory is included in amortization and depletion expense in the statement of operations when related inventory is sold. For the period ended March 31, 2010, $3,657 of inventoried amortization and depletion (2009 - $nil) has been charged to amortization and depletion expense on the statement of operations. There have been no write-downs of inventory during the period.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2010 and 2009

6.	Mineral property, plant and equipment:

Net carrying costs at March 31, 2010 and December 31, 2009 are as follows:

2010	Mineral property acquisition costs	Development costs	Plant and equipment	Accumulated amortization	Total
Dolores Mine, Mexico	$9,675	$104,247	$135,676	$(26,764)	$222,834
Northern Sonora, Mexico	327	-	86	(47)	366
United States	98	-	236	(195)	139
Other	-	-	189	(141)	48
	$10,100	$104,247	$136,187	$(27,147)	$223,387

2009	Mineral property acquisition costs	Development costs	Plant and equipment	Accumulated amortization	Total
Dolores Mine, Mexico	$9,675	$99,584	$131,131	$(23,041)	$217,349
Northern Sonora, Mexico	327	-	64	(45)	346
United States	98	-	236	(192)	142
Other		-	200	(163)	37
	$10,100	$99,584	$131,631	$(23,441)	$217,874

Mineral properties, plant and equipment relate to the following:

(a)	Mexican properties:

	(i)	Dolores Mine:

The Dolores Mine is in the Madera Mining District, in the state of Chihuahua. In 2006, the Company unified seven of the nine claims resulting in three concessions totaling 27,700 hectares. The Company has a 100% interest in all three concessions. The property is subject to underlying net smelter return (NSR) royalties totaling 3.25% on gold and 2% on silver. Commercial production of gold and silver at the Dolores Mine commenced on May 1, 2009.

	(ii)	Sonora properties:

The Company has a 100% interest in the mineral rights to 31 mineral concessions totaling 118,770 hectares in the State of Sonora. The Company makes annual rent payments to the landowners, currently approximately $300, escalating each year. Should the properties be put in production, payments or royalties, as applicable, will be due to these landowners.

(b)	United States properties:

The Company holds a 100% interest (subject to NSR royalties of 3%) in the Dottie property, located in Nevada. In addition, the Company holds claims in the Oro Blanco project area of Arizona.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2010 and 2009

6.	Mineral properties, plant and equipment (continued):

	(c)	Capitalized stripping costs:

Development costs include capitalized stripping costs. The net carrying value and changes in the carrying value are as follows:

	March 31, 2010	December 31, 2009

Balance, beginning of period	$2,942	$-
Capitalized stripping costs incurred	2,878	2,942
Depletion	(21)	-

Balance, end of period	$5,799	$2,942

7.	Long-term debt:

(a)

In October 2006, the Company issued $85,000 in 4.5% unsecured convertible senior notes maturing on December 15, 2011, incurring a 3.5% underwriter’s fee and other expenses, aggregating $3,451 for net proceeds of $81,549. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2007. The notes are convertible into common shares at approximately $10.88 per share. A total of 7,812,500 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. This adjustment provision is designed to compensate the noteholders for any such occurrence that causes economic loss to them.

The notes, less $27,366 which is classified as equity, are classified as a liability. As a result, the carrying value of the note liability ($73,101) is lower than its face value. The $27,366 equity component represents the fair value of the conversion feature net of $993 in issue costs. The difference between the $73,101 (December 31, 2009 - $71,405) carrying value and the face value of $85,000 is $11,899 (December 31, 2009 - $13,595), and is characterized as the note discount. This difference is charged to operations and added to the liability over the term of the notes using an effective interest rate of 14.26%. The fair value of the debt component is $81,303 as at March 31, 2010 (December 31, 2009 - $78,865) using a market rate of 8.5% (including a credit risk adjustment applicable to the Company).

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2010 and 2009

7.	Long-term debt (continued):

(a)	Continued:

	March 31, 2010	December 31, 2009

Balance, beginning of period	$71,405	$65,364
Accretion of debt discount for the period	1,696	6,041

Balance, end of period	$73,101	$71,405

Convertible notes, equity component	$27,366	$27,366

(b)

On December 19, 2007, the Company signed an agreement for a $50,000 revolving three year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (BNS). The facility is available for drawdown in US or Canadian dollars at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The Company has the ability to repay the principal in part or in its entirety at any time without penalty. The facility is collateralized by a pledge of the Company’s shares in its subsidiaries and by physical assets at the Dolores Mine. The carrying values of these pledged assets total $247,698 which is comprised of inventories and mineral property, plant and equipment at Dolores.

As at March 31, 2010, no amount (December 31, 2009 - no amount) was outstanding on the credit facility.

8.	Asset retirement obligation:

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to March 31, 2010 to be $3,823 (December 31, 2009 - $3,445). The present value of the future reclamation obligation assumes a discount rate of 7.65%, an inflation rate of 2.5%, an undiscounted amount to settle the obligation of $10,146, and the commencement of reclamation activities in 13.25 years.

	March 31, 2010	December 31, 2009
Balance, beginning of period	$3,445	$1,913
Liabilities incurred in the period	312	1,372
Accretion expense	66	160
Balance, end of period	$3,823	$3,445

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2010 and 2009

9.	Shareholders equity:

At March 31, 2010, the Company had unlimited authorized common shares and 65,783,032 shares outstanding (December 31, 2009 - 65,773,032). All per share amounts below are in Canadian dollars which at March 31, 2010 is equivalent to 0.98150 US dollars.

	(a)	Share purchase warrants:

As at March 31, 2010, 4,599,500 warrants (December 31, 2009 - 4,599,500) were outstanding and exercisable at a price of CAD$5.00.

	(b)	Stock options:

The number of shares available for grant under the Company’s stock option plan (the Plan) is 5,574,000. The term of options granted cannot exceed ten years. The vesting of each option is determined by the Board of Directors and the exercise price of an option may not be less than the closing trading price of the Company’s common shares on the last trading date immediately preceding the date on which the option is granted. At March 31, 2010, 774,479 shares were available for future grants under the Plan.

	Number of options	Weighted average exercise price (CAD$)

Outstanding at December 31, 2008	3,958,000	$9.30

Granted	765,000	9.76
Cancelled	(100,000)	11.27
Exercised for cash	(149,500)	8.32
Exercised - cashless	(525,000)	8.74

Outstanding at December 31, 2009	3,948,500	9.45
Cancelled	(20,000)	9.76
Exercised for cash	(10,000)	9.00

Outstanding at March 31, 2010	3,918,500	$9.45

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2010 and 2009

9.	Shareholders equity (continued):

	(b)	Stock options (continued):

All options granted and outstanding as at March 31, 2010 are fully exercisable. At March 31, 2010, the following stock options were outstanding and exercisable.

Number	Exercise price (CAD$)	Expiry date

273,500	$ 5.64	July 12, 2010
920,000	9.00	May 15, 2011
80,000	8.76	November 1, 2011
5,000	10.94	January 19, 2012
95,000	12.46	March 12, 2012
1,075,000	9.57	September 5, 2012
60,000	11.10	February 7, 2013
665,000	10.58	May 7, 2013
745,000	9.76	May 7, 2013
3,918,500

(c)	Stock option compensation:

Compensation expense is determined using the Black-Scholes option pricing model. The Company granted no options during the period ended March 31, 2010 (March 31, 2009 - no options granted).

(d)	Capital management:

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. As at March 31, 2010 the Company is not subject to externally imposed capital requirements.

10.	Commitments:

The Company has entered into operating leases for office premises that provide for minimum lease payments of $102 over the next nine months.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2010 and 2009

11.	United States generally accepted accounting principles:

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. These principles differ in some respects from US GAAP. The effect of such differences on the Company's consolidated financial statements is set out below:

	(a)	Mineral properties and start-up activities:

Under Canadian GAAP, acquisition costs are capitalized to mineral property, plant and equipment. Under US GAAP, these costs are expensed. Mineral property acquisition costs of $9,337, net of depletion of $339 (December 31, 2009 - $9,406 and $270, respectively), expensed under US GAAP remain capitalized for Canadian GAAP accounting purposes.

Under Canadian GAAP, pre-commercial operating costs, net of incidental revenues, incurred prior to reaching commercial production levels are capitalized. Under US GAAP, these costs are expensed. As a result of this difference, the net loss under US GAAP for the period ended March 31, 2009 includes sales of $16,098 and operating expenses of $10,932 which were deferred for Canadian GAAP until May 1, 2009. In addition, under Canadian GAAP, the sales and operating expenses capitalized prior to commencement of commercial production are classified as cash flows provided by investing activities whereas under US GAAP these amounts are classified as cash flows provided by operating activities. As at March 31, 2010, $1,408 of pre-commercial operating costs, net of incidental revenues, remains capitalized for Canadian GAAP purposes (December 31, 2008 - $1,418).

Under US GAAP, stripping costs incurred during the production phase of a mine are included in earnings in the period they are incurred. Under the Company’s Canadian GAAP accounting policy, these costs are capitalized to the mineral property in certain circumstances and depleted on a units of production basis over the reserves that directly benefit from stripping activity. Therefore, additions to the deferred stripping cost balance capitalized under Canadian GAAP are charged to earnings as incurred for US GAAP. For the period ended March 31, 2010, $2,857 (March 31, 2009 - $nil) of stripping costs, net of depletion of $21, which were capitalized under Canadian GAAP, were expensed under US GAAP. In addition, under Canadian GAAP the stripping costs are classified as cash flows used in investing activities whereas under US GAAP these amounts are classified as cash flows used in operating activities.

As at March 31, 2010, $5,799 of stripping costs remain capitalized for Canadian GAAP purposes (December 31, 2009 - $2,942).

	(b)	Convertible notes:

Issue costs totaling $828 (December 31, 2009 - $947), net of amortization, attributable to the liability component of the convertible notes that are included in the carrying value of the liability under Canadian GAAP are included in assets under US GAAP.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2010 and 2009

11.	United States generally accepted accounting principles (continued):

	(c)	Interest expense:

Under Canadian GAAP, the Company has elected to expense the accretion on the convertible note discount and the interest on the convertible notes and revolving credit facility to earnings whereas under US GAAP interest incurred prior to commercial production, which commenced on October 1, 2008 for US GAAP purposes, is capitalized to development costs. As a result, at March 31, 2010, for US GAAP purposes, mineral property, plant and equipment has been increased by $16,040 (December 31, 2009 - $16,159) and amortization for the period ended March 31, 2010 would have been higher by $119 (2009 - $202).

	(d)	Warrants:

Under Canadian GAAP, outstanding share purchase warrants are classified and accounted for as equity.

The Company’s share purchase warrants have an exercise price denominated in a currency other than the Company’s functional currency and are not considered to be indexed to the Company’s own stock. Accordingly, for US GAAP purposes, the warrants are classified and accounted for as a financial liability at their fair value with changes in fair value being included in net earnings.

For the period ended March 31, 2010, the mark-to-market gain was $4,339 (2009 - $10,671 loss). The fair value of the warrants of $20,767 as at March 31, 2010 (December 31, 2009 - $25,166), is based on the quoted market value of these warrants, and is classified in Level 1 of the fair value hierarchy.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2010 and 2009

11.	United States generally accepted accounting principles (continued):

	(e)	Stock option compensation:

There is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation for the periods presented. All options outstanding at March 31, 2010 are fully vested. Under US GAAP, stock- based compensation expensed for the period would be classified in general and administrative expenses.

The total intrinsic value of options exercised during the period ended March 31, 2010 was $12 (2009 - $15). The total intrinsic value and weighted average contractual term of vested options at March 31, 2010 is $1,435 and two years, respectively.

	(f)	The effect of the above on the financial statements for the period ended March 31 is as follows:

	Three months ended March 31,
Statements of Operations and Deficit	2010	2009

Net loss per Canadian GAAP	$(303)	$(6,151)
Adjustments related to:
Start-up activities (a)	-	5,166
Amortization of start-up activities (a)	10	-
Amortization of mineral property costs (a)	69	-
Deferred stripping (a)	(2,857)	-
Amortization of capitalized interest (c)	(119)	-
Mark-to-market gain (loss) on warrants (d)	4,399	(10,671)
	1,502	(5,505)

Net income (loss) and comprehensive income (loss) per US GAAP	$1,199	$(11,656)

Net income (loss) per share - basic	$0.02	$(0.20)

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2010 and 2009

11.	United States generally accepted accounting principles (continued):

	(f)	Continued:

Balance Sheets	March 31, 2010	December 31, 2009

Assets per Canadian GAAP	$284,028	$280,214
Adjustments related to:
Mineral property costs (a)	(9,337)	(9,406)
Start-up activities (a)	(1,408)	(1,418)
Deferred Stripping (a)	(5,799)	(2,942)
Capitalized interest and accretion of convertible notes (c)	16,040	16,159
Convertible note issue costs (b)	828	947
	324	3,340

Assets per US GAAP	$284,352	$283,554

Liabilities per Canadian GAAP	$88,258	$84,228
Adjustments related to:
Convertible note issue costs (b)	828	947
Warrants (d)	20,767	25,166
	21,595	26,113

Liabilities per US GAAP	$109,853	$110,341

Shareholders’ equity per Canadian GAAP	$195,770	$195,986
Adjustments related to:
Mineral property costs (a)	(9,337)	(9,406)
Start-up activities (a)	(1,408)	(1,418)
Deferred stripping (a)	(5,799)	(2,942)
Capitalized interest and accretion of convertible notes (c)	16,040	16,159
Warrants (d)	(20,767)	(25,166)
	(21,271)	(22,773)

Shareholders’ equity per US GAAP	$174,499	$173,213

(g)	Income taxes:

The Company recognizes tax positions if it is more likely than not that the tax position will be sustained upon examination by taxing authorities based on the technical merits of the position. The Company measures a tax position at the largest amount of benefit that is greater than 50 percent likely of being received upon settlement.

US GAAP requires that interest expense and penalties related to unrecognized tax benefits be recognized in the statement of operations. If the Company recognizes interest expense or penalties on future unrecognized tax benefits, the amounts will be classified as income tax expense.

The Company files income tax returns in Canada, the United States, Barbados, and Mexico. Years ranging from 2002 through 2009, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2010 and 2009

11.	United States generally accepted accounting principles (continued):

	(g)	Income taxes (continued):

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009

Balance, beginning of period	$1,312	$-
Increase based tax positions related to current period	-	1,312
Decrease relating to settlement with tax authorities	-	-
Decrease relating to lapse of applicable statutory limitations	-	-

Balance, end of period	$1,312	$1,312

If recognized, none of the unrecognized tax benefits would affect the effective tax rate due to the existence of valuation allowance against the related deferred tax assets.

The Company has not recognized interest accrued related to the unrecognized tax benefits as the Company does not expect to pay taxes currently on this amount due to available loss carry forward amounts in the relevant jurisdictions.

(h)	New accounting pronouncements:

The FASB has amended standards related to variable interest entities and financial assets. The standards eliminate the concept of a qualifying special-purpose entity, establish new criteria for consolidation of variable interest entities, and create more stringent conditions for the treatment of transfers of financial assets. This statement was effective for the Company on January 1, 2010. The adoption of this standard had no effect on the consolidated financial statements.

The FASB has amended standards related to stock based compensation. The amendments clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award should not be classified as a liability if it otherwise qualifies as equity. The amendments are effective for fiscal years beginning on or after December 15, 2010, with early adoption permitted. The Company has early adopted this standard effective January 1, 2010 with no effect on the consolidated financial statements.